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RECEIVED FEB 28 2006 WASH. D.C. 153 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48387

AB 3/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter World Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Wilshire Blvd., Penthouse suite
(No. and Street)

Beverly Hills, (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd Ficeto (310) 286-2211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, Encino, California 91316
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Ficeto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter World Markets, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Todd Ficeto
Signature

President
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER WORLD MARKETS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

HUNTER WORLD MARKETS, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hunter World Markets, Inc.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Hunter World Markets, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter World Markets, Inc. as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 22, 2006

HUNTER WORLD MARKETS, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents (Note 1)	$	103,719
Accounts receivable		70,623
Securities owned, at market value (Note1)		9
Due from clearing broker		748,245
Deposit with clearing broker		35,000
Officer advance		533,640
Furniture and equipment		
net of accumulated depreciation of $ 109,771 (Note 2)		15,492
Prepaid expenses and other assets		26,489
Total assets	$	1,533,217

LIABILITIES AND STOCKHOLERS' EQUITY

LIABILITIES:		
Accounts payable		80,725
Income taxes payable		39,605
Total liabilities		120,330
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000 shares authorized		
4,000 shares issued and outstanding		2,000
Additonal paid in capital		2,085,769
Retained deficit		(674,882)
Total stockholders' equity		1,412,887
Total liabilities and stockholders' equity	$	1,533,217

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Income
For the year ended December 31, 2005

REVENUES:	
Underwriting	$ 2,544,860
Agency fees	1,221,080
Market making and principal trading	582,291
Interest	22,080
Other income	93,758
Total income	4,464,069
EXPENSE:	
Clearing fees	62,303
Directors fees	1,450,000
Legal and professional fees	94,841
Occupancy	104,588
Quotation fees	64,174
Salaries	1,374,201
Travel	110,001
Other operating expenses	312,186
Total expenses	3,572,294
INCOME BEFORE INCOME TAXES	891,775
INCOME TAX PROVISION (Note 7)	(325,527)
NET INCOME	$ 566,248

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2005	$ 2,000	$ 2,403,769	$ (1,241,130)	$ 1,164,639
Capital withdrawal		(318,000)		$ (318,000)
Net income			566,248	566,248
Ending balance December 31, 2005	$ 2,000	$ 2,085,769	$ (674,882)	$ 1,412,887

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Cash Flows
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 566,248
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,995
(Increase) decrease in:	
Accounts receivable	(42,869)
Due from clearing broker	(203,744)
Securities owned at market value	2,651
Officer advance	(355,918)
Prepaid expenses other	(11,142)
Tax benefit	285,122
Increase (decrease) in:	
Accounts payable	41,120
Income taxes payable	39,605
Total adjustments	(233,180)
Net cash provided by operating activities	333,068
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(237)
Net cash used in investing activities	(237)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital withdrawal	(318,000)
Net cash used in financing activities	(318,000)
Increase in cash	14,831
Cash at beginning of year	88,888
Cash at end of year	$ 103,719
Supplemental disclosure of cash flow information	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

Hunter World Markets, Inc. (the "Company") a California corporation was organized in May 1995. The Company is a registered broker and dealer of securities under the provision of the Securities Exchange Act 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients from its office in Beverly Hills, California.

The Company was formerly known as VMR Capital Markets US. The NASD approved the change of ownership on July 2, 2003. The name change was approved by the State of California on July 7, 2003.

The Company is engaged in investment banking activities, which includes accessing funds for private and public companies through private placements of debt and equity and initial public offerings. The Company also represents business owners in business valuations, mergers and acquisitions of business entities.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company is exempt from reserve requirements under provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 (k) (ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transaction:
Securities transaction along with related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are valued at market value.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income:
The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealised gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

Cash and Cash Equivalent
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Due from Clearing Broker:
The due from clearing broker balance at December 31, 2004 is comprised of unsettled principal transactions.

Deposit with Clearing Broker:
The Company maintains a deposit with the clearing broker to satisfy the requirements under its clearing agreement. At December 31, 2005 the entire balance was held as cash in a brokerage account.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Estimates:
The preparation of financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk:
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the state of California.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 156-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defines, must not exceed 15 to 1. At December 31, 2005, the Company had net capital of $137,265, which was $737,265 in excess of the required net capital. The Company's aggregate indebtedness ($123,030) to net capital ratio was 0.14 to 1 at December 31, 2005.

Note 4: OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transaction do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction. The Company does not anticipate non-performance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. In addition, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts

Note 5: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 consisted of the following:

Furniture and fixtures	$ 25,713
Office equipment	99,550
	125,263
Less accumulated depreciation	(109,771)
Total	$ 15,492

Depreciation expense was $ 11,995 for the year ended December 31, 2005

Note 6: COMMITMENTS

Leases:

The firm is operating on a month-to-month sublease. The sublease is with Hunter Management, LLC, the principals of which are the firms members'. The sublease calls for monthly payments of $ 8,520.00. The lease payments increase 4.84% annually until November 30, 2008 with a 30-day notice of cancellation.

Note 7: INCOME TAXES

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS109") Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The company elected to treat payments to an outside shareholder/director as director's fees (an operating expense) as opposed to dividends, for an aggregate amount of $1,450,000.

The components of the income tax provision for the year ended December 31, 2005 are as follows:

Current:	
Federal	246,694
State	78,833
Tax Expense	$ 325,527

The Company's effective tax rate differs from the federal statutory rate primarily to state taxes and non-deductible expenses. At December 31, 2005 deferred tax assets and liabilities were not significant.

HUNTER WORLD MARKETS, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Stockholders' equity, December 31, 2005	$ 1,965,614	$ 1,412,887	$ 552,727
Deductions Non-allowable assets			
Officer advance	761,640	533,640	228,000
Other assets	311,612	26,490	285,122
Property and equipment	15,492	15,492	-
Tentative net capital	876,870	837,265	39,605
Haircuts:	-	-	-
NET CAPITAL	876,870	837,265	39,605
Minimum net capital	100,000	100,000	-
Excess net capital	$ 776,870	$ 737,265	39,605
Aggregate indebtedness	80,725	120,330	(39,605)
Ratio of aggregate indebtedness to net capital	0.09%	0.14%	

The differences were caused by accrual of
income tax provision and reduction of officer advances.

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Hunter World Markets, Inc.
Beverly Hills, California

In planning and performing my audit of the financial statements of Hunter World Markets, Inc. for the year ended December 31, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Hunter World Markets, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which that I consider to be material weakness as defined above. On October 21, 2003 Mr. Todd Ficeto, principal of the firm and major stockholder was given a regulatory sanction dealing with an issue of supervising a registered representative. This was subsequently appealed to the NASD. On December 2, 2004 the result of the appeal required Mr. Ficeto to cease acting as a principal from February 22, 2005 to March 14, 2005. Mr. Ficeto is key to the firm's operation on and this action is a material weakness in internal control.

The existing membership agreement dated November 24, 2004 imposes a restriction on Mr. Ficeto from acting in a supervisory capacity. This restriction is a material weakness in internal control. In December, 2005 the firm filed a 1017 application with the NASD for a removal of its heightened supervision restriction and is awaiting a response.

Except for the two conditions noted above, my consideration of the internal control structure indicates that the company was in compliance with the condition of the exemption under paragraph (k) (2) (ii) of Rule 15c3-3, and no other facts came to my attention indicating that any other condition was not seen complied with during the period.

The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and except for conditions precedent upon the firm by the NASD, which places the firm's principal under a plan of special supervision, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

Board of Directors
Hunter World Markets, Inc.
Page Three

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 22, 2006